[redacted]

11022529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

M.G. 7/29

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8-21374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRP Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4407 Belmont Avenue
(No. and Street)

Youngstown (City) OH (State) 44505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 16 2011
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

May 11, 2011

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC. 20549

Enclosed is a revised copy of the consolidated financial statements of WRP Investments, Inc. and affiliate as of December 31, 2010. The revision corrects a mathematical error on the consolidated statement of financial condition (balance sheet) on page 3, where $50,500 of common stock was inadvertently left out of the total for stockholders equity. I apologize for any inconvenience this error has caused.

Very truly yours,

Peter E. Metzloff

SEC MAIL PROCESSING
RECEIVED
MAY 16 2011
WASH, DC
211
SECTION

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

IC AND AFFILIATE

SOLIDATED FINANCIAL ST
ADDITIONAL INFORMAT

DECEMBER

DDA MINOTTI

& FINANCIAL ADVISORS

Delivering on the Promise.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED FINANCIAL STATEMENTS WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

WRP INVESTMENTS, INC. AND AFFILIATE

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
WRP INVESTMENTS, INC. AND AFFILIATE

We have audited the accompanying consolidated statement of financial condition of WRP Investments, Inc. and Affiliate (the Company) as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WRP Investments, Inc. and Affiliate as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 16, 2011

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,756,785	
Cash - held in escrow	100,000	$ 1,856,785
Commissions receivable		678,487
Marketable securities		46,213
Other		1,000
		2,582,485
Building improvements	51,575	
Property and equipment	52,017	
Office equipment	155,452	
	259,044	
Less: Accumulated depreciation	(220,847)	38,197
Deposit		10
		$ 2,620,692

LIABILITIES

Commissions payable		$ 678,487
Capital lease obligations		53,206
Accounts payable		40,039
Accrued expenses		72,337
		844,069

STOCKHOLDERS' EQUITY

COMMON STOCK	$ 50,500	
ADDITIONAL PAID-IN CAPITAL	106,466	
RETAINED EARNINGS	1,619,657	1,776,623
		$ 2,620,692

The accompanying notes are an integral part of these consolidated financial statements.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

		PERCENTAGE OF REVENUE
REVENUE		
Commission income	$ 31,910,403	82.3 %
Advisory fee income	5,632,114	14.5
License fee and event revenues	1,207,721	3.1
Interest income	2,854	.0
Unrealized gain on marketable securities	3,133	.0
	38,756,225	100.0
EXPENSES		
Bank charges	2,951	.0
Building maintenance	21,854	.1
Commissions	33,861,934	87.3
Depreciation	31,304	.1
Event expenses	121,392	.3
Insurance	514,931	1.3
Interest	1,400	.0
Licenses and fees	717,788	1.8
Meals and entertainment	41,207	.1
Office and miscellaneous	161,100	.4
Payroll taxes	64,758	.2
Professional fees	159,136	.4
Profit-sharing contribution	70,000	.2
Recruiting fees	32,171	.1
Real estate and other taxes	33,125	.1
Rent	80,400	.2
Salaries and wages	1,152,333	3.0
Subcontractors	184,403	.5
Travel	22,376	.1
Utilities	31,893	.1
	37,306,456	96.3
NET INCOME	$ 1,449,769	3.7 %

The accompanying notes are an integral part of these consolidated financial statements.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2009, as previously reported	$ 500	$ 106,466	$ 211,632	$ 318,598
Adjustment for the inclusion of affiliate	50,000	-	(41,744)	8,256
Balance at December 31, 2009, as adjusted	50,500	106,466	169,888	326,854
Net income	-	-	1,449,769	1,449,769
Balance at December 31, 2010	$ 50,500	$ 106,466	$ 1,619,657	$ 1,776,623

The accompanying notes are an integral part of these consolidated financial statements.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,449,769
Adjustments to reconcile net income to net cash provided by operating activities:		
Add back: Items not affecting cash		
Depreciation expense	$ 31,304	
Unrealized gain on marketable securities	3,133	
Cash provided by (used in) changes in the following items:		
Decrease in commissions receivable	20,937	
Decrease in marketable securities	2,793	
Decrease in commissions payable	(20,937)	
Increase in accounts payable	19,782	
Increase in accrued expenses	71,363	128,375
Net cash provided by operating activities		1,578,144
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment		(1,990)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments of capital lease obligations		(14,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,561,527
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		295,258
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 1,856,785

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 1,400
INCOME TAXES	$ 17,434

NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended December 31, 2010 the Company incurred capital lease obligations of $27,992 in connection with the acquisition of property and equipment.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

WRP Investments, Inc. (Investments) was incorporated in 1976 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and is engaged in managed accounts. All trades are cleared and settled through a clearing house, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation. WRP Associates, Inc. (Associates) is the management company for Investments.

Principles of Consolidation

The consolidated financial statements include the accounts of Investments and Associates (collectively, the Company). All material intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Deposits

The Company maintains a $100,000 escrow deposit with their clearing house. The Company is also required to maintain $300,000 of net capital by their clearing house.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the marketable securities is approximately $43,000.

Commissions Receivable

Receivables are stated at the amount management expects to collect from outstanding balances related to commission fees. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

Building improvements	40	years
Property and equipment	7	years
Office equipment	5	years

Commissions Payable

Commissions represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the fifteenth day of the following month.

Revenue Recognition

Commission income and related commission expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Investments and Associates have elected under the Internal Revenue Code to be taxed as S Corporations. S Corporation status provides for corporate taxable income to be taxed at the stockholder level. Therefore, no provision or liability for Federal income or state taxes has been included in these consolidated financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness. At December 31, 2010, the Company exceeded all net capital requirements.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings subordinated to the claims of general creditors as of December 31, 2010.

4. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

5. CAPITAL LEASE OBLIGATIONS

At December 31, 2010, capital lease obligations consisted of the following:

Capital lease payable to a finance company in monthly payments of $563 through March 2015; including interest at 7.945%; collateralized by specific equipment with a cost of $29,981	$ 24,321
Non-interest bearing capital lease payable to a finance company in monthly payments of $604 through May 2013; collateralized by specific equipment with a cost of $38,707	17,522
Non-interest bearing capital lease payable to a finance company in monthly payments of $392 through May 2013; collateralized by specific equipment with a cost of $24,903	11,363
	$ 53,206

5. CAPITAL LEASE OBLIGATIONS (continued)

Future minimum rentals under these non-cancelable capital leases are as follows:

YEAR ENDING DECEMBER 31,	
2011	$ 18,714
2012	18,714
2013	11,742
2014	6,762
2015	1,690
	57,622
Less: Interest included in capital lease obligation	(4,416)
	$ 53,206

6. COMMON STOCK

Shares of no par value stock at December 31, 2010 are as follows:

	Investments	Associates
Authorized	10,000	850
Issued and outstanding	8,000	100

7. PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all employees. Contributions to the profit sharing plan are determined annually and are at the discretion of management, the maximum being the amount the employer can deduct for Federal income tax purposes. For the year ended December 31, 2010, a $70,000 contribution was declared and is included in accrued expenses in the accompanying consolidated balance sheet.

8. SUBSEQUENT EVENT

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 16, 2011, which is the date these financial statements were available to be issued, for possible recognition or disclosure in the financial statements. During January 2011, Associates paid $1,374,974 in dividends. There were no other material subsequent events.

WRP INVESTMENTS, INC. AND AFFILIATE

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to exemption (k) (2) (I) of Rule 15c3-3.

See the Independent Auditors' Report.

WRP INVESTMENTS, INC. AND AFFILIATE

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total stockholder's equity from statement of financial condition	$ 1,776,623
2	Less: Stockholder's equity not allowable for net capital	(1,349,572)
3	Total stockholder's equity qualified for net capital	427,051
6D	Total other deductions	(4,000)
8	Net capital before haircuts on security positions	423,051
9	Haircuts on securities pursuant to 15c3-1	(3,641)
10	Net capital	$ 419,410
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 45,232
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 50,000
14	Excess net capital	
	Net capital	$ 419,410
	Less: Net capital requirement	(50,000)
	Total	$ 369,410
15	Excess net capital at 1000 percent	$ 351,561
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 678,487
20	Percent of aggregate indebtedness to net capital	161.77%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Independent Auditors' Report.

WRP INVESTMENTS, INC. AND AFFILIATE

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2010

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity from statement of financial condition	$ 427,051	$ 427,051	$ -
Other deductions	(4,000)	(4,000)	-
Haircuts on securities pursuant to 15c3-1	(3,641)	(3,641)	-
Net capital	$ 419,410	$ 419,410	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 50,000	$ 50,000	$ -
Excess net capital			
Net capital	$ 419,410	$ 419,410	$ -
Less: Net capital requirement	(50,000)	(50,000)	-
Total	$ 369,410	$ 369,410	$ -
Excess net capital at 1000 percent	$ 351,561	$ 351,561	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 678,487	$ 678,487	$ -
Percent of aggregate indebtedness to net capital	161.77%	161.77%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
WRP INVESTMENTS, INC. AND AFFILIATE

In planning and performing our audit of the consolidated financial statements and supplementary financial information of WRP Investments, Inc. and Affiliate (the Company), as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 16, 2011

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

	WRP INVESTMENTS, INC.	WRP & ASSOCIATES, INC.	CONSOLIDATED
Cash and cash equivalents	$ 303,148	$ 1,453,637	$ 1,756,785
Cash - held in escrow	100,000	-	100,000
Commissions receivable	678,487	-	678,487
Marketable securities	23,903	22,310	46,213
Other	-	1,000	1,000
	1,105,538	1,476,947	2,582,485
Building improvements	-	51,575	51,575
Property and equipment	-	52,017	52,017
Office equipment	-	155,452	155,452
	-	259,044	259,044
Less: Accumulated depreciation	-	(220,847)	(220,847)
	-	38,197	38,197
Deposit	-	10	10
	$ 1,105,538	$ 1,515,154	$ 2,620,692

LIABILITIES

Commissions payable	$ 678,487	$ -	$ 678,487
Capital lease obligations	-	53,206	53,206
Accounts payable	-	40,039	40,039
Accrued expenses	-	72,337	72,337
	678,487	165,582	844,069

STOCKHOLDERS' EQUITY

COMMON STOCK	500	50,000	50,500
ADDITIONAL PAID-IN CAPITAL	106,466	-	106,466
RETAINED EARNINGS	320,085	1,299,572	1,619,657
	427,051	1,349,572	1,776,623
	$ 1,105,538	$ 1,515,154	$ 2,620,692

See the Independent Auditors' Report.

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WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATING STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

	WRP INVESTMENTS, INC.	WRP & ASSOCIATES, INC.
REVENUE		
Commission income	$ 31,910,403	$ -
Advisory fee income	5,632,114	-
Management fee income	-	3,344,112
License fee and event revenues	-	1,207,721
Interest income	1,950	904
Unrealized gain on marketable securities	66	3,067
	37,544,533	4,555,804
EXPENSES		
Bank charges	-	2,951
Building maintenance	-	21,854
Commissions	33,861,934	-
Depreciation	-	31,304
Event expenses	-	121,392
Insurance	-	514,931
Interest	-	1,400
Licenses and fees	-	717,788
Management fees	3,344,112	-
Meals and entertainment	-	41,207
Office and miscellaneous	-	161,100
Payroll taxes	7,843	56,915
Professional fees	-	159,136
Profit-sharing contribution	-	70,000
Recruiting fees	30,191	1,980
Real estate and other taxes	-	33,125
Rent	-	80,400
Salaries and wages	192,000	960,333
Subcontractors	-	184,403
Travel	-	22,376
Utilities	-	31,893
	37,436,080	3,214,488
NET INCOME	$ 108,453	$ 1,341,316

ELIMINATIONS	CONSOLIDATED
$ -	$ 31,910,403
-	5,632,114
(3,344,112)	-
-	1,207,721
-	2,854
-	3,133
(3,344,112)	38,756,225
-	2,951
-	21,854
-	33,861,934
-	31,304
-	121,392
-	514,931
-	1,400
-	717,788
(3,344,112)	-
-	41,207
-	161,100
-	64,758
-	159,136
-	70,000
-	32,171
-	33,125
-	80,400
-	1,152,333
-	184,403
-	22,376
-	31,893
(3,344,112)	37,306,456
$ -	$ 1,449,769

See the Independent Auditors' Report.